SC 13D/A	Page 1 of 33
a13dircp2017-v5.htm	11/22/2018 10:04am EDT

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN

STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

IRSA PROPIEDADES COMERCIALES S.A.

(Name of Issuer)

Common Stock, Par Value Ps. 1.00 per Share

(Title of Class of Securities)

463588103(CUSIP Number)

Saúl Zang

Juan Manuel Quintana

Carolina Zang

Estudio Zang, Bergel y Viñes
Florida 537, 18th Floor
Buenos Aires, Argentina
+54(11) 4323-4000
(Name, Address and Telephone Number of Person
authorized to Receive Notices and Communications)

November 12, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. G

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 463588103	Page 2 of 33 Pages

1.	NAME OF REPORTING PERSONI.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Eduardo S. Elsztain
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC-OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 106,452,368
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 106,452,368
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,452,368
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 84.48%
14.	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 463588103	Page 3 of 33 Pages

1.	NAME OF REPORTING PERSONI.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Agroinvestment S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC-OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 106,452,368
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 106,452,368
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,452,368
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 84.48%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 463588103	Page 4 of 33 Pages

1.	NAME OF REPORTING PERSONI.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) IFIS Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC-OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 106,452,368
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 106,452,368
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,452,368
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 84.48%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 463588103	Page 5 of 33 Pages

1.	NAME OF REPORTING PERSONI.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Inversiones Financieras del Sur S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC-OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 106,452,368
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 106,452,368
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,452,368
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 84.48%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 463588103	Page 6 of 33 Pages

1.	NAME OF REPORTING PERSONI.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Assets Management S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC-OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 106,452,368
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 106,452,368
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,452,368
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 84.48%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 463588103	Page 7 of 33 Pages

1.	NAME OF REPORTING PERSONI.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Venture Capital Uruguay S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC-OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 106,452,368
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 106,452,368
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,452,368
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 84.48%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 463588103	Page 8 of 33 Pages

1.	NAME OF REPORTING PERSONI.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Venture Capital Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC-OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 106,452,368
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 106,452,368
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,452,368
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 84.48%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 463588103	Page 9 of 33 Pages

1.	NAME OF REPORTING PERSONI.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cresud S.A.C.I.F. y A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC-OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 106,452,368
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 106,452,368
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,452,368
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 84.48%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 463588103	Page 10 of 33 Pages

1.	NAME OF REPORTING PERSONI.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Helmir SA
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC-OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 106,452,368
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 106,452,368
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,452,368
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 84.48%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 463588103	Page 11 of 33 Pages

1.	NAME OF REPORTING PERSONI.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) IRSA Inversiones y Representaciones Sociedad Anónima
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC-OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 106,452,368
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 106,452,368
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,452,368
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 84.48%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 463588103	Page 12 of 33 Pages

1.	NAME OF REPORTING PERSONI.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Tyrus SA
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC-OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 106,452,368
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 106,452,368
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,452,368
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 84.48%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 463588103	Page 13 of 33 Pages

1.	NAME OF REPORTING PERSONI.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Ritelco SA.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC-OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 106,452,368
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 106,452,368
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,452,368
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 84.48%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 463588103	Page 14 of 33 Pages

1.	NAME OF REPORTING PERSONI.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) E-Commerce Latina S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC-OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 106,452,368
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 106,452,368
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,452,368
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 84.48%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 463588103	Page 15 of 33 Pages

STATEMENT PURSUANT TO RULE 13d-1 OF THE

GENERAL RULES AND REGULATIONS UNDER THE

SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED

AMENDMENT No. 4 TO SCHEDULE 13D

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) amends and restates Items No. 2, 3,4, 5 and 6 of Amendment No. 3 to Schedule 13D filed by the Reporting Persons with the SEC on October 31, 2017 (as amended and restated to the date hereof, the “Schedule 13D”). Capitalized terms used in this Amendment No. 4 but not defined herein have the meaning given to such terms in the Schedule 13D.

SCHEDULE 13D

CUSIP No. 463588103	Page 16 of 33 Pages

Item 2. Identity and Background

(a)-(c), (f) This statement is being filed by Eduardo S. Elsztain (“Elsztain”), a citizen of the Republic of Argentina who serves as Chairman of the board of directors or Director of each of the following companies:

(i)
IFIS Limited, a limited liability company organized under the laws of Bermuda (“IFIS”);

(ii)
Inversiones Financieras del Sur S.A., a stock corporation organized under the laws of the Republic of Uruguay (“IFISA”);

(iii)
Consultores Assets Management S.A., a stock corporation company organized under the laws of the Republic of Argentina (“CAM”);

(iv)
Consultores Venture Capital Limited, a limited liability company organized under the laws of the Cayman Islands (“CVC Cayman”);

(v)
Consultores Venture Capital Uruguay S.A., a stock corporation company organized under the laws of the Republic of Uruguay (“CVC Uruguay”);

(vi)
Agroinvestment S.A., a stock corporation organized under the laws of the Republic of Uruguay (“Agroinvestment”);

(vii)
Helmir S.A., a stock corporation organized under the laws of the Republic of Uruguay (“Helmir”);

(viii)
Tyrus S.A., a stock corporation organized under the laws of the Republic of Uruguay (“Tyrus”),

(ix)
Cresud S.A.C.I.F.y A., a stock corporation organized under the laws of the Republic of Argentina (“Cresud”);

(x)
Ritelco S.A., a stock corporation organized under the laws of the Republic of Uruguay (“Ritelco”);

(xi)
E-Commerce Latina S.A., a stock corporation organized under the laws of the Republic of Argentina (“E-Commerce”); and

(xii)
IRSA Inversiones y Representaciones Sociedad Anónima, a stock corporation organized under the laws of Argentina (“IRSA” and, together with Elsztain, IFIS, IFISA, CAM, CVC Cayman, CVC Uruguay, Agroinvestment, Helmir, Tyrus, Cresud, Ritelco and E-Commerce, the “Reporting Persons”).

(i) Elsztain’s, CAM’s and IRSA’s principal offices are located at Bol’var 108, 1st floor, C1066AAD, Buenos Aires, Argentina; (ii) IFIS’ principal offices are located at Clarendon House, 2 Church Street, Hamilton HM 08, Bermuda; (iii) IFISA’s and CVC Uruguay’s principal offices are located at Ruta 8 Km 17.500 Edificio@1 Local 106, CP 91600 Montevideo, Republic of Uruguay; (iv) CVC Cayman’s principal offices are located at 89 Nexus Way, Camana Bay, P.O. Box 31106, Grand Cayman, KY1-1205, Cayman Islands; (v) Agroinvestment's, Helmir’s, Ritelco’s and Tyrus’ principal offices are located at Zabala 1422, Floor 2, 11000, Montevideo, Republic of Uruguay; (vi) Cresud’s principal offices are located at Moreno 877, 23rd floor, C1091AAQ, Buenos Aires, Argentina; and (vii) E-Commerce’s principal offices are located at Florida 537, 18th floor, C1005AAK, Buenos Aires, Argentina.

SCHEDULE 13D

CUSIP No. 463588103	Page 17 of 33 Pages

Due to the fact that Mr. Elsztain controls each of the other Reporting Persons, the Reporting Persons report their direct and indirect ownership of common shares as “shared” voting and dispositive power other than common shares held directly by other than common shares held directly by Mr. Elsztain (and not through any other Reporting Person).

The name, business address, present principal occupation or employment, and citizenship of each executive officer and director of the Reporting Persons are set forth in Schedule A hereto.

(d) Neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) within the last five years.

(e) During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named in Schedule A hereto, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such law.

Item 3.  Source and Amount of Funds or Other Consideration

As of November 12, 2018, IRSA Propiedades Comerciales S.A.’s Common Stock beneficially owned by the Reporting Persons consisted of 106,452,368 shares, representing 84.48% of IRSA Propiedades Comerciales S.A.’s share capital.

Item 4. Purpose of Transaction

Since October 31, 2017, and until the date of issuance of this document, the Reporting Persons have decreased their beneficial ownership of IRSA Propiedades Comerciales S.A.’s Common Stock by 2.00% of IRSA Propiedades Comerciales S.A.’s outstanding share capital. Such decrease in share ownership is the result of:

●
The sale in the open market of common shares 180,076 (20,000 ADRs and 100,076 common shares);

●
The distribution of 6,417,498 common shares as a dividend in kind to all of IRSA shareholders. Of which, 4,068,096 were received by the Reporting Persons.

SCHEDULE 13D

CUSIP No. 463588103	Page 18 of 33 Pages

Except as described above, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named in Schedule A hereto, has any present plans or intentions that could result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interests in Securities of the Issuer

(a) As of November 12, 2018, the Reporting Persons beneficially owned 106,452,368 shares of IRSA Propiedades Comerciales S.A., representing 84.48% of its share capital.

The following is a detailed description of the Reporting Persons’ beneficial ownership of IRSA Propiedades Comerciales S.A.s’ Common Stock as of November 12, 2018:

(i)
Elsztain is the Chairman of the board of directors or Director of IFIS, IFISA, Cresud, IRSA, CAM, CVC Uruguay, CVC Cayman, Agroinvestment, Helmir, E-commerce, Ritelco and Tyrus. As of November 12, 2018, Elsztain held (through companies controlled by him and proxies) a majority of the voting power in IFIS Ltd. As of November 12, 2018, Elsztain holds 100% of the outstanding equity capital of Agroinvestment. ANovember 12, 2018, Elzstain owned 85.0% of the outstanding equity capital of CAM which owns 100% of CVC Uruguay which in turn owns 100% of CVC Cayman.  As of that same date, Elsztain directly owned 97,751 common shares of Cresud, representing approximately 0.02% of Cresud’s outstanding shares capital; and did not directly own IRSA Propiedades Comerciales S.A.’s Common Stock.

(ii)
IFIS is the direct owner of 100% of the common shares of IFISA and does not directly own any equity in IRSA Propiedades Comerciales S.A.

(iii)
 IFISA is the direct owner of 114,926,563 common shares of Cresud representing approximately 22.91% of Cresud’s outstanding common stock and does not directly own any equity in IRSA Propiedades Comerciales S.A.

SCHEDULE 13D

CUSIP No. 463588103	Page 19 of 33 Pages

(iv)
CAM does not directly own any equity in IRSA Propiedades Comerciales S.A.

(v)
CVC Uruguay directly owns 910 common shares of Cresud representing approximately 0.0002% of Cresud’s outstanding common shares and does not directly own any equity in IRSA Propiedades Comerciales S.A.

(vi)
CVC Cayman serves as the Investment Manager of IFIS and does not own any equity in IRSA Propiedades Comerciales S.A.

(vii)
Agroinvestment directly owns 67,125,740 common shares of Cresud representing approximately 13.38% of Cresud’s outstanding common shares and does not own any equity in IRSA Propiedades Comerciales S.A.

(viii)
Cresud directly owns 364,599,453 common shares of IRSA, which represents 63.01% of IRSA’s outstanding stock and is the direct owner of 4,043,820 common shares of IRSA Propiedades Comerciales S.A. representing approximately 3.21% of IRSA Propiedades Comerciales S.A. outstanding common stock.

(ix)
Cresud directly owns 100% of the common shares of Helmir.

(x)
Helmir directly owns 2,188,790 IRSA common shares, representing 0.38% of IRSA outstanding common shares and Helmir is the direct owner of 24,276 common shares of IRSA Propiedades Comerciales S.A. representing approximately 0.02% of IRSA Propiedades Comerciales S.A. outstanding common stocks.

(xi)
IRSA directly owns 102,235,040 IRSA Propiedades Comerciales S.A.’s common stock representing approximately 81.13% of IRSA Propiedades Comerciales S.A.’s outstanding common shares.

(xii)
IRSA directly owns 100% of the common shares of Tyrus, which in turn owns 3.26% of E-Commerce.

(xiii)
IRSA directly owns 100% of the common shares of Ritelco, which in turn owns 0.0000001% of E-Commerce.

(xiv)
IRSA directly owns 81.13% of the common shares of E-Commerce

(xv)
 Tyrus directly owns 20,733 common stock of IRSA Propiedades Comerciales S.A. representing approximately 0.02% of IRSA Propiedades Comerciales S.A.‘s outstanding capital.

(xvi)
E-Commerce directly owns 128,499 common stock of IRSA Propiedades Comerciales S.A.’s representing approximately 0.10% of IRSA Propiedades Comerciales S.A.’s outstanding shares capital.

(xvii)
Ritelco does not directly own any equity in IRSA Propiedades Comerciales S.A.

SCHEDULE 13D

CUSIP No. 463588103	Page 20 of 33 Pages

Set forth below is a diagram of the Reporting Persons’ beneficial ownership of IRSA Propiedades Comerciales S.A., as of November 12, 2018:

Ownership structure as of November 12, 2018

E. Elsztain
100%
Agroinvestment
85%
CAM
100%
CVC Urugu
100%
CVC Cayman
* 4.66% through additional Proxies
* Investment Mgmt Agreement
29.60%
3.72%
26.98%
IFIS
100%
IFISA
0.0002%
22.91%
13.38%
0.02%
Cresud
100%
Helmir
63.01%
0.38%
Irsa
100%
100%
Ritelco
81.13%
Tyrus
3.26%
0.0000001%
97.74%
E-Commerce
3.21%
0.02%
IRCP
0.10%
0.02%

SCHEDULE 13D

CUSIP No. 463588103	Page 21 of 33 Pages

Given the foregoing, the Reporting Persons may be deemed to be the beneficial owners of 106,452,368 IRSA Propiedades Comerciales S.A.’s common shares, representing 84.48% of the issued and outstanding common shares of IRSA Propiedades Comerciales S.A., as of November 12, 2018.

(b) Item 5(a) is incorporated herein by reference.

(c) Transactions by the Reporting Persons or persons named in Schedule A hereto in IRSA Propiedades Comerciales S.A.’s common stock that were effected during the past 60 days are listed on Annex I, which is incorporated herein by reference.

(d)-(e) Not applicable.

Item 6.
Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as set forth above or otherwise described in this Amendment No. 4, there are no contracts, arrangements, understandings or relationships with respect to any securities of IRSA Propiedades Comerciales S.A. to which the Reporting Persons are a party.

Item 7. Material to Be Filed as Exhibits

None.

SCHEDULE 13D

CUSIP No. 463588103	Page 22 of 33 Pages

Schedule A
Eduardo S. Elsztain Bol’var 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina
Directors of IFIS Limited

1.	Eduardo S. Elsztain Chairman Clarendon House, 2 Church Street, Hamilton HM 08, Bermuda, Bermuda. Citizen of Argentina	3.	Mariana Renata Carmona de Elsztain Director Clarendon House, 2 Church Street, Hamilton HM 08, Bermuda, Bermuda. Citizen of Argentina
2.	Saul Zang Director Clarendon House, 2 Church Street, Hamilton HM 08, Bermuda, Bermuda. Citizen of Argentina	4.	Alejandro Gustavo Elsztain Director Clarendon House, 2 Church Street, Hamilton HM 08, Bermuda, Bermuda. Citizen of Argentina

Directors of Consultores Venture Capital Uruguay

1.	Eduardo S. Elsztain Chairman Ruta 8K 17.500 Edificio@1 Local 106, CP 91609 Montevideo Republic of Uruguay Citizen of Argentina	3.	Olga Stirling Director Ruta 8K 17.500 Edificio@1 Local 106, CP 91609 Montevideo Republic of Uruguay Citizen of Uruguay
2.	Eduardo Simon Bartfeld Director Ruta 8K 17.500 Edificio@1 Local 106, CP 91609 Montevideo Republic of Uruguay Citizen of Uruguay	4.	Saul Zang Vice-Chairman Ruta 8 KM 17.500 Edificio@1 Local 160, 91600, Montevideo Republic of Uruguay Citizen of Argentina

SCHEDULE 13D

CUSIP No. 463588103	Page 23 of 33 Pages

Schedule A
Directors of Consultores Assets Management S.A.

1.	Eduardo S. Elsztain Chairman Bolivar 108, 1st Floor (C1066AAD) Ciudad Autónoma de Buenos Republic of Argentina Citizen of Argentina	3.	Mariana Renata Carmona de Elsztain First Vice Chairman Bol’var 108, 1st Floor (C1066AAD) Ciudad Autónoma de Buenos Republic of Argentina Citizen of Argentina
2.	Saul Zang Second Vice Chairman Bol’var 108, 1st Floor (C1066AAD) Ciudad Autónoma de Buenos Republic of Argentina Citizen of Argentina	4.	Ilan Ariel Elsztain Alternate Director Bol’var 108, 1st Floor (C1066AAD) Ciudad Autónoma de Buenos Republic of Argentina Citizen of Argentina

Directors of Consultores Venture Capital Limited

1.	Eduardo S. Elsztain Chairman 89 Nexus Way, Camana Bay, Grand Cayman, KY1-1205, Cayman Islands Citizen of Argentina	2.	Saul Zang Director 89 Nexus Way, Camana Bay, Grand Cayman, KY1-1205, Cayman Islands Citizen of Argentina

Directors of Inversiones Financieras del Sur S.A.

1.	Eduardo S. Elsztain Chairman Ruta 8K 17.500 Edificio@1 Local 106, CP 91609 Montevideo Republic of Uruguay Citizen of Argentina	3.	Eduardo Simon Bartfeld Director Ruta 8K 17.500 Edificio@1 Local 106, CP 91609 Montevideo Republic of Uruguay Citizen of Uruguay
2.	Saúl Zang Vice Chairman Ruta 8K 17.500 Edificio@1 Local 106, CP 91609 Montevideo Republic of Uruguay Citizen of Argentina	4.	Olga Stirling Director Ruta 8K 17.500 Edificio@1 Local 106, CP 91609 Montevideo Republic of Uruguay Citizen of Uruguay

SCHEDULE 13D

CUSIP No. 463588103	Page 24 of 33 Pages

Schedule A
Directors of Agroinvestment S.A.

1.	Eduardo S. Elsztain Chairman of the Board Zabala 1422, 2nd Floor, 11500 Montevideo Republic of Uruguay Citizen of Argentina	3.	Eduardo Simon Bartfeld Director Zabala 1422, 2nd Floor, 11500 Montevideo Republic of Uruguay Citizen of Argentina
2.	Mariana Renata Carmona de Elsztain Director Zabala 1422, 2nd Floor, 11500 Montevideo Republic of Uruguay Citizen of Argentina

 Directors and Executive Officers of
Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

Directors

1.	Eduardo Sergio Elsztain Chairman Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	8.	Daniel El’as Melicovsky Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina
2.	Saúl Zang Vice Chairman Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	9.	Alejandro Gustavo Casaretto Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

3.	Alejandro Gustavo Elsztain Second Vice Chairman Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	10.	Gastón Armando Lernoud Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina
4.	Gabriel Adolfo Gregorio Reznik Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	11.	Enrique Antonini Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina
5.	Jorge Oscar Fernández Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	12.	Eduardo Kalpakian Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

SCHEDULE 13D

CUSIP No. 463588103	Page 25 of 33 Pages

Schedule A

6.	Fernando Adrián Elsztain Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina
7.	Pedro Damaso Labaqui Palácio Director Moreno 877, 23rd Floor (C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina

Executive Officers

1.	Alejandro Gustavo Elsztain Chief Executive Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	3.	Alejandro Gustavo Casaretto Regional Manager of Agricultural Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

2.	Matias Iván Gaivironsky Chief Financial Officer and Chief Administrative Officer Moreno 877, 23rd floor (C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina	4.	Carlos Blousson Chief Executive Officer of the Bolivian and Argentinean Operations Moreno 877, 23rd floor (C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina

SCHEDULE 13D

CUSIP No. 463588103	Page 26 of 33 Pages

Schedule A

Directors and Executive Officers of

IRSA Inversiones y Representaciones Sociedad Anónima

Directors

1.	Eduardo Sergio Elsztain Chairman Bolivar 108, 1 floor(C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	10.	Mauricio Wior Director Bolivar 108, 1 floor(C1066AAD) Buenos Aires Republic of Argentina Citizen of USA
2.	Saul Zang First Vice-Chairman Director Bolivar 108, 1 floor(C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	11.	Gabriel A. Reznik Director Bolivar 108, 1 floor(C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

3.	Alejandro Gustavo Elsztain Second Vice-Chairman Bolivar 108, 1 floor(C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	12.	Ricardo Liberman Director Bolivar 108, 1 floor(C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina
4.	Fernando Adrián Elsztain Director Bolivar 108, 1 floor(C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	13.	Daniel R. Elsztain Director Bolivar 108, 1 floor(C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina
5.	Carlos Ricardo Esteves Director Bolivar 108, 1 floor(C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	15.	Fernando Rubin Director Bolivar 108, 1 floor(C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina
6.	Cedric D. Bridger Director Bolivar 108, 1 floor(C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	18.	Enrique Antonini Alternate Director Bolivar 108, 1 floor(C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina
7.	Marcos Moisés Fischman Director Bolivar 108, 1 floor(C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	19.	Gastón A. Lernoud Alternate Director Bolivar 108, 1 floor(C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

SCHEDULE 13D

CUSIP No. 463588103	Page 27 of 33 Pages

Schedule A

8.	Gary S. Gladstein DirectorBol’var 108, 1 floor(C1066AAD) Buenos Aires Republic of Argentina Citizen of United States
9.	Mario Blejer Director Bolivar 108, 1 floor(C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

Senior Management

1.	Eduardo Sergio Elsztain Chief Executive Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	3.	Arnaldo Jawerbaum Investment Manager Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina
2.	Mat’as Iván Gaivironsky Chief Financial Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	4.	Daniel R. Elsztain Chief Real Estate Business Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

Directors of Helmir S.A.

1.	Eduardo Sergio Elsztain Chairman Zabala 1422, Floor 2, CP 11000 Montevideo Republic of Uruguay Citizen of Argentina	3.	Alejandro Gustavo Elsztain Second Vice-Chairman Zabala 1422, Floor 2, CP 11000 Montevideo Republic of Uruguay Citizen of Argentina
2.	Saúl Zang First Vice-Chairman Zabala 1422, Floor 2, CP 11000 Montevideo Republic of Uruguay Citizen of Argentina	4.	Olga Stirling Director Zabala 1422, Floor 2, CP 11000 Montevideo Republic of Uruguay Citizen of Uruguay
Directors of Tyrus S.A.

1.	Eduardo Sergio Elsztain Chairman Zabala 1422, Floor 2, CP 11000 Montevideo Republic of Uruguay Citizen of Argentina	3.	Alejandro Gustavo Elsztain Second Vice-Chairman Zabala 1422, Floor 2, CP 11000 Montevideo Republic of Uruguay Citizen of Argentina

SCHEDULE 13D

CUSIP No. 463588103	Page 28 of 33 Pages

Schedule A

2.	Saúl Zang First Vice-Chairman Zabala 1422, Floor 2, CP 11000 Montevideo Republic of Uruguay Citizen of Argentina	4.	Olga Stirling Director Zabala 1422, Floor 2, CP 11000 Montevideo Republic of Uruguay Citizen of Uruguay
Directors of E-Commerce Latina S.A.

1.	Eduardo Sergio Elsztain Chairman Florida 537, 18th floor (C1005AAK) Buenos Aires Republic of Argentina Citizen of Argentina	5.	Pablo Daniel Vergara Del Carril Director Florida 537, 18th floor (C1005AAK) Buenos Aires Republic of Argentina Citizen of Argentina
2.	Fernando Adrián Elsztain Vice-Chairman Florida 537, 18th floor (C1005AAK) Buenos Aires Republic of Argentina Citizen of Argentina	6.	Jose Luis Rinaldini Alternate Director Florida 537, 18th floor (C1005AAK) Buenos Aires Republic of Argentina Citizen of Argentina
3. 4.	Daniel Ricardo Elsztain Director Florida 537, 18th floor (C1005AAK) Buenos Aires Republic of Argentina Citizen of Argentina Gastón Armando Lernoud Director Florida 537, 18th floor (C1005AAK) Buenos Aires Republic of Argentina	7.	Juan Manuel Quintana Alternate Director Florida 537, 18th floor (C1005AAK) Buenos Aires Republic of Argentina Citizen of Argentina
Directors of Ritelco S.A.

Eduardo Sergio Elsztain Chairman Zabala 1422, Floor 2, CP 11000 Montevideo Republic of Uruguay Citizen of Argentina	3.	Alejandro Gustavo Elsztain Director Zabala 1422, Floor 2, CP 11000 Montevideo Republic of Uruguay Citizen of Argentina
Saúl Zang Vice-Chairman Zabala 1422, Floor 2, CP 11000 Montevideo Republic of Uruguay Citizen of Argentina	4.	Olga Stirling Director Zabala 1422, Floor 2, CP 11000 Montevideo Republic of Uruguay Citizen of Uruguay

SCHEDULE 13D

CUSIP No. 463588103	Page 29 of 33 Pages

Schedule A

Directors and Executive Officers of IRSA Propiedades Comerciales S.A.

Directors

1.	Eduardo Sergio Elsztain Chairman Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	9.	Marcos Oscar Barylka Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina
2.	Saul Zang First Vice-Chairman Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	10.	Juan Manuel Quintana Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina
3.	Alejandro Gustavo Elsztain Second Vice-Chairman Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	11.	Salvador Dar’o Bergel Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina
4.	Fernando Adrián Elsztain Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	12.	Mauricio Wior Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina
5.	Enrique Antonini Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	13.	Pablo Daniel Vergara del Carril Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina
6.	Daniel Ricardo Elsztain Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	14.	Gaston Armando Lernoud Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos AiresRepublic of Argentina Citizen of Argentina
7.	Leonardo Fernández Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	15.	Gabriel Adolfo Gregorio Reznik Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

SCHEDULE 13D

CUSIP No. 463588103	Page 30 of 33 Pages

Schedule A

8.	Isella Angélica Constantini Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina
Senior Management

1.	Alejandro Gustavo Elsztain Chief Executive Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	4.	Juan José Martinucci Chief Commercial Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina
2. 3.	Daniel Ricardo Elsztain Chief Operating Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina Juan José Martinucci Chief Commercial Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	5.	Arnaldo Jawerbaum Investment Manager Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

SCHEDULE 13D

CUSIP No. 463588103	Page 31 of 33 Pages

Schedule A
Annex 1

Transactions by the Reporting Persons or persons named in Schedule A hereto in Shares that were effected during the past 60 days

SCHEDULE 13D

CUSIP No. 463588103	Page 32 of 33 Pages

Schedule A

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED: November 12, 2018

Eduardo S. Elsztain	Consultores Assets Management S.A.
By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain	By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board

IFIS Limited	Consultores Venture Capital Limited
By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board	By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board

Inversiones Financieras del Sur S.A.	Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria
By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board	By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board
Ritelco By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board
IRSA Inversiones y Representaciones Sociedad Anónima	Helmir S.A
By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board	By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board

Consultores Venture Capital Uruguay	Agroinvestment S.A.
By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board	By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board

SCHEDULE 13D

CUSIP No. 463588103	Page 33 of 33 Pages

Schedule A

Tyrus S.A.	E-Commerce Latina S.A.
By: /S/ Eduardo S. Elsztain                                                                                                              By: /S/ Eduardo S. Elsztain
Name: Eduardo S. Elsztain                                                                                                               Name: Eduardo S. Elsztain
Title: Chairman of the Board                                                                                                         Title: Chairman of the Board